Zelgor Inc.

Annual Report
2017

Throughout this document, mentions of Zelgor refer to Zelgor Inc., a corporation formed on August 3, 2012 in Delaware (the “issuer”). The issuer’s physical address is 745 Atlantic Avenue, Boston MA 02111.

You may contact the issuer by emailing johnjr@zelgor.com. This annual report is posted on the issuer’s web site, www.zelgor.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Zelgor Inc. ("Zelgor" or the "company") is a corporation formed on August 3, 2012 in Delaware. The issuer's physical address is 745 Atlantic Avenue, Boston MA 02111. The issuer's web site may be accessed at www.zelgor.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JOHN FANNING JR.

Board positions with Zelgor

Dates	Position	Principal occupation
08/2012- Current	Director	Zelgor President/CEO

Positions with Zelgor

Dates	Position	Responsibilities
08/2012- Current	President/CEO	Running all aspects of the business, including day-to-day design, development, and administrative operations.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

<u>Fanning LLC</u>

Securities: 3,200,000
Class: Common Stock
Voting Power: 39.0%

<u>Dotcom Capital LLC</u>

Securities: 2,000,000
Class: Common Stock
Voting Power: 24.0%

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Zelgor is a location-based game platform that we're using to connect epic mobile experiences with the real world map. Zelgor's mission is to build games that are simple to learn and difficult to master by creating epic wins that keep users playing longer. Currently, 66% of mobile gamers quit playing within 24 hours. Although most mobile games provide short-term gratification, they don't provide the feeling of immense satisfaction that comes from achieving something that you once thought impossible. We believe that both are critical to long-term success in the game space.

We're currently using our platform to build our first mobile game, Noob Tubez. Our game tells the story of lovable but mischievous aliens, called Noobs, who have come to Earth in order to claim a new home planet.

5. How many employees does the issuer currently have? (§ 227.201(e))

0

John Fanning Jr. functions as an independent contractor to Zelgor.

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. Many of the key responsibilities of our business have been assigned to four individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.

2. We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues

such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

3. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users to play chess games and chess tournaments on our chess website. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

5. We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

6. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future.

7. The business of mobile applications is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large game companies, any of

which will launch their own games or acquire other location-based game companies in the future.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	15,000,000	8,941,928	Yes	

There is no difference between the rights on the existing common shareholders and the rights of the investors who will purchase common stock in this offering. The convertible debt holders receive interest of 5% per annum, but the conversion rate into preferred shares, and any voting or liquidations rights are unknown and subject to negotiation.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

Zelgor's two shareholders (Fanning LLC and Dotcom Capital LLC) are related entities and together own more than 50% of the outstanding common stock of Zelgor. Together, as the holder of a majority of the voting rights in the company, these two shareholder constitute our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The valuation is based upon the seed round valuation we received, plus the additional value created by completion of the tech platform as well as our Netcapital offering.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

Those investments who purchased common stock through Netcapital have minority ownership in Zelgor will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact investors. Similarly, a scale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

The issuances of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per shares will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net work (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

With respect to any transaction we may enter into with related-parties, we attempt to complete any such transaction(s) on an arm's-length basis. There is a risk that if related parties are our only source of capital, we may not be able to obtain terms that are favorable to our shareholders.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Various	$250,000	8.0%	12/31/2016	
Various	$75,000	5.0%	12/31/2016	
Various	$38,450	0.0%	12/31/2016	

All debt issued is beyond its maturity date. The principal amount of the debt plus accrued interest payable is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of any preferred stock sold in a qualified financing.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
07/2017	4(a)(6)	Common Stock	376,928	So far we've used the proceeds to add an internal developer to our team. With our new developer, we've created a prototype of our Noobtubez core game mechanic for both iOS and Android. We plan to use the rest of the proceeds on finishing our alien characters and begin the process of combining our prototype with our map

platform, the result of which will be our Noobtubez Alpha.

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: The company has previously raised seed capital that it has used to build the platform and develop art assets for the company's first full title mobile game, Noob Tubez. In 2017 the company raised capital using the funding portal Netcapital.

Operating History: Our strategy is to convert 35% of downloads into monthly active users, with 40% of those turning into daily players. With only 4% of users spending anything on virtual items, our goal is to have our average revenue per user of approximately $2. Since completing the 2017 offering, the company has hired a new developer and has developed an initial prototype of the Noob Tubez core game mechanic. The company has also worked internally as well as with overseas contractors on completing our 3rd alien game character.

Operating Expenses: In 2015 we spent $41,500 in stock-based compensation, $39,685 in software development and $10,285 in consulting fees for the development of our game platform. In 2016 our expenses focused on character development and we spent $10,000 in stock-based compensation $7,110 in consulting and $212 in software costs.

Interest expense in 2016 amounted to $23,813, or an increase of $1,138 over interest expense of $22,675 in 2015. Slightly higher debt levels caused the increase in interest expense. So far in 2017, we've has spent $3,602.27 on operating expenses, including hiring a developer and beginning the production of our core game mechanic for Noob Tubez. Expenses also include software subscriptions for services like Google Drive and Maya in order to run and operate the business.

Revenue: The company recorded consulting revenue in 2016 of $6,700, which is not related to the development and sale of our product. We expect to raise enough capital in 2018 so that we can launch our app. We plan to use the traditional "freemium" model, which means our games will be free and include items that users can purchase. Since the app is free, we plan to make the barriers to entry as low as possible for prospective users. The company brought in no revenue in 2017.

Capital: The Company received $89,519.53 from our 2017 equity offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Zelgor has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Zelgor will file a report electronically with the SEC annually and post the report on its web site (https://zelgor.com/) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Zelgor, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, John Fanning Jr., certify that the financial statements of Involved, Inc. included in this Form are true and complete in all material respects.

/s/ John Fanning Jr.

X_____

Name: John Fanning Jr.

 Title: Chief Executive Officer

Date: April 30, 2018

Financial Statements

ZELGOR INC
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2017 and 2016
(Unaudited)

| | Class A Common Stock | | Capital in Excess of | Retained | Total Shareholders' |
	Shares	Amount	Par Value	Deficit	Deficit
Balance, December 31, 2015	8,365,000	$ 84	$161,484	$ (593,766)	$ (432,198)
Issuance of shares for services	100,000	1	9,999		10,000
Net loss				(46,876)	(46,876)
Balance, December 31, 2016	8,465,000	85	171,483	(640,642)	(469,074)
Sale of shares of common stock	376,928	4	89,516		89,516
Net loss				(23,350)	(23,350)
Balance, December 31, 2017	8,841,928	$ 89	$260,999	$ (663,992)	$ (402,908)

ZELGOR INC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Revenue	$	18,516	$	6,700
Cost of sales				-
Gross profit		18,516		6,700
Expenses:				
Advertising		20		-
Auto		-		752
Bank fees		120		351
Consulting		603		7,110
Dues and subscriptions		-		1,981
Legal and professional		12,000		5,000
Meals and entertainment		-		389
Office expenses		-		312
Parking		-		471
Software development		5,105		212
Stock-based compensation		-		10,000
Travel		108		3,113
Webhosting		160		-
Total operating expenses		18,116		29,691
Depreciation				72
Interest		23,750		23,813
Net loss	$	(23,350)	$	(46,876)

ZELGOR INC
Statements of Cash Flows
(Unaudited)

		Year Ended December 31, 2017		Year Ended December 31, 2016
Cash flows from operating activities:				
Net income (loss)	$	(23,350)	$	(46,876)
Adjustments to reconcile net loss to cash used in operations				
Depreciation		-		72
Stock-based compensation		-		10,000
Changes in operating assets and liabilities:				
Accrued interest payable		23,750		23,813
Net cash provided by operating activities		400		(12,991)
Cash flows from investing activities		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Proceeds from sale of stock		89,520		-
Proceeds from borrowings		-		5,000
Net cash provided by financing activities		89,520		5,000
Net cash increase for period		89,920		(7,991)
Cash at beginning of period		(143)		7,848
Cash at end of period	$	89,777	$	(143)
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

ZELGOR INC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 89,777	$ -
Total current assets	89,777	-
Equipment	1,934	1,934
Accumulated depreciation	(1,934)	(1,934)
TOTAL ASSETS	$ 89,777	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	$ 16,849	$ 16,849
Accrued interest payable	112,382	88,632
Bank overdraft	-	143
Debt payable	363,450	363,450
Total current liabilities	492,681	469,074
Commitments and contingencies	-	-
Common stock, par value $0.00001, 15,000,000 shares authorized, 8,841,928 and 8,465,000 outstanding in 2017 and 2016, respectively	89	85
Capital in excess of par value	260,999	171,483
Retained deficit	(663,992)	(640,642)
Total shareholders' deficit	(402,904)	(469,074)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 89,777	$ -